# CONSENT

**TO:** Fronteer Development Group Inc.

**AND TO:** Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

**AND TO:** The Toronto Stock Exchange (the "**TSX**")

**AND TO:** The Securities and Exchange Commission (the "**SEC**")

**RE:** Technical Report

Reference is made to the technical report dated March 30, 2007 entitled "Technical Report on the Pirentepe and Halilaga Exploration Properties, Canakkale, Western Anatolia, Turkey" which the undersigned has prepared (the "**Technical Report**"). The undersigned hereby consents to the public filing by Fronteer Development Group Inc. (the "**Corporation**") of the Technical Report with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Report that supports the disclosure.

DATED this 27th day of March, 2008.

Per:

[signature]

Peter Grieve